EXHIBIT 99.1

TransAlta Investor Day Highlights Solid Foundation and Attractive Growth to 2029 and Beyond

CALGARY, Alberta, March 23, 2026 (GLOBE NEWSWIRE) -- TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) is pleased to host its 2026 Investor Day today, in Toronto and virtually. A subset of TransAlta's executive leadership team will discuss the Company’s outlook for the Alberta power market, along with its strategic priorities, financial position, and long-term path for rateable, attractive growth.

"TransAlta is well positioned to grow in our core geographies where our existing assets, optimization capabilities and development platforms give us a clear advantage," said John Kousinioris, President and Chief Executive Officer of TransAlta. “We expect the Alberta market to recover meaningfully through the end of the decade as demand growth increases, including with data centre load coming to the province. Our assets are best positioned to capture the growth, including through our recently announced MOU to advance a development project to exclusively provide power and land to serve CPP Investments and Brookfield’s data centre. As I transition into my retirement, I am confident in our repositioned and resilient base business, embedded upside, strategy and team that will ensure continued execution,” concluded Mr. Kousinioris.

“The outlook for power has never been stronger, and existing generation will play a critical role to fulfill growing reliability requirements,” said Joel Hunter, Executive Vice President, Finance, Chief Financial Officer and Incoming President and Chief Executive Officer. "Our strategic priorities are focused. We aim to maximize value from our base business, while selectively investing in growth opportunities that enhance contracted cash flows and long‑term optionality."

“We are focused on the successful execution of our Alberta data centre and Centralia opportunities, which we believe offer the most attractive returns for the Company. We will also continue to develop a refined, high-quality project pipeline, for capital deployment later in the decade while actively pursuing strategic M&A that enhances our footprint. As we look out to 2029, we expect meaningful Adjusted EBITDA and free cash flow growth which sets the Company up for the long-term,” concluded Mr. Hunter.

Investor Day and Webcast
The formal presentation will commence at 9:00 a.m. Eastern Time. The presentation will be broadcast live via webcast with video and will be accessible by web browser. The recorded video webcast and corresponding presentation will also be made available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investors/events-and-presentations following the event.

Webcast attendees can register to receive web access information for the live event below. Registration for the webcast can also be found in the Investor Centre of TransAlta’s website.

2026 Investor Day Webcast Registration Link:
https://reg.lumiengage.com/transalta/registration/Site/Register

Event details:
TransAlta 2026 Investor Day
March 23, 2026
Start time: 9:00 a.m. ET / 7:00 a.m. MT

About TransAlta Corporation:
TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information
This news release includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "continue" or other similar words. In particular, this news release contains forward-looking statements about the following, among other things: things: the Company’s views of the Alberta power market to the end of the decade and the Company’s advantage to capture such growth and the Company’s expectations that it will experience meaningful Adjusted EBITDA and free cash flow growth to 2029.

Forward-looking statements in this news release are intended to provide the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are subject to important risks and uncertainties and are based on certain key assumptions. All forward-looking statements reflect TransAlta's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking statements, you should not put undue reliance on forward-looking statements and should not use such forward looking statements for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to our 2025 Integrated Report, including the section titled "Governance and Risk Management" in our MD&A for the year ended December 31, 2025, filed under TransAlta's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-IFRS and Supplementary Financial Measures
This news release contains references to the following Non-IFRS measures: Adjusted EBITDA and Free Cash Flow (FCF). Non-IFRS measures do not have standardized meanings under IFRS and are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results. We use these measures to evaluate our performance and the performance of our business segments and believe that these measures, read together with our IFRS measures, provide readers with a better understanding of how management assesses results. Presenting these measures from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison to prior periods' results. These measures are calculated by adjusting certain IFRS measures for certain items we believe are not reflective of our ongoing operations in a period and are calculated on a consistent basis from period to period and are adjusted for specific items in each period, unless stated otherwise. Refer to the Non-IFRS and Supplementary Measures section of our most recent MD&A, for more information about these measures including, where applicable, reconciliations to measures calculated in accordance with IFRS.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com